Exhibit 99.1

Seadrill Limited (SDRL): Asia Offshore Drilling Chapter 11 Filing

Hamilton, Bermuda, February 7, 2021 – The Board of Seadrill Limited (“Seadrill” or the “Company”) (OSE: SDRL, OTCQX:SDRLF) today announces that Chapter 11 cases have been filed in the Southern District of Texas in respect of Seadrill’s wholly-owned subsidiaries Seadrill GCC Operations Ltd, Asia Offshore Drilling Limited, Asia Offshore Rig 1 Limited, Asia Offshore Rig 2 Limited and Asia Offshore Rig 3 Limited (jointly, the “AOD Companies”).

The Chapter 11 cases were filed as a protective measure to support Seadrill’s broader comprehensive financial restructuring and will in no way affect the safe and efficient operation of the AOD offshore drilling units. The Company will request authority to pay its key trade creditors and employee wages and benefits without change or interruption and expects it will pay all suppliers and vendors in full under normal terms for goods and services provided during the Chapter 11 cases.

As a consequence of the Chapter 11 filings, the forbearance agreement announced by the Company on 3 February 2021 in respect of nine out of the group’s twelve senior secured credit facility agreements has terminated.

This press release is not intended to be, and should not in any way be construed as, a solicitation of votes of stakeholders regarding the Chapter 11 proceedings in respect of the AOD Companies.

Further information about the Chapter 11 filing will be available at www.seadrill.com/restructuring.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.